Exhibit 16.1

[KPMG AUDIT PLC LETTERHEAD]

Securities and Exchange Commission

Washington, D.C. 20549

March 7, 2006

Ladies and Gentlemen:

We were previously principal accountants for NTL Incorporated (formerly known as Telewest Global, Inc.) and under the date of February 27, 2006, we reported on the consolidated financial statements of Telewest Global, Inc. as of and for the years ended December 31, 2005 and 2004. On March 3, 2006 our appointment as principal accountants was terminated. We have read NTL Incorporated’s statements included under Item 4.01 of its Form 8-K/A dated March 7, 2006 and we agree with such statements except that we are not in a position to agree or disagree with any of NTL Incorporated’s statements in the first paragraph other than the statement that we did not resign or decline to stand for re-election.

Very truly yours

/s/ KPMG Audit Plc

KPMG Audit Plc